

Mauricio Rioseco · 3rd

 Cybolt

Chairman at Cybolt

United States · **Contact info**

500+ connections

Experience



Chairman
Cybolt
Feb 2020 – Present · 1 yr 9 mos
Lakeway, Texas, United States



Managing Partner
RW Consulting
1997 – Present · 24 yrs
United States

Mergers and Acquisitions
Corporate Finance
Strategic Advisory

Education



Universidad La Salle + Fundación Honoris Causa
Doctor Honoris Causa
2017

Based on professional trajectory and contribution to society.



IPADE Business School
Master of Business Administration (M.B.A.), Alta Dirección de Empresa
1993 – 1995



Instituto Tecnológico Autónomo de México
Bachelor's Degree, Accounting
1982 – 1986

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